SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July 30, 2007

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP
Corporate Taxpayer’s ID (CNPJ) no. 43.776.517/0001 -80
Corporate Registry ID (NIRE) no. 35300016831

EXTRACT OF THE MINUTES OF THE SIX HUNDREDTH SIXTY SIXTH MEETING OF THE BOARD OF DIRECTORS
On June 26, 2007, at 09:00 am, by call of the Chairman of the Board of Directors, in an ordinary basis, pursuant to the provisions of Article 15 of the Bylaws, at the meeting room located at Rua Bela Cintra, 847 –10º andar, São Paulo, the members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP met, who are appointed and signed below............................Subsequently, the Chairman of the Board of Directors pointed out item II of the agenda, Election of the Board of Executive Officers, and, in view of the end of the term of office of the Board of Executive Officers, she proposed the reelection of the current Officers in their respective positions. After the matter was voted, the reelection of the current Officers for a term of office of two (2) years was approved by unanimous vote, in conformity with the Bylaws. The attributions and compensation previously determined were maintained, and the Company’s Board of Executive Officers will be comprised as follows: CEO: GESNER JOSÉ DE OLIVEIRA FILHO, a Brazilian citizen, married, economist, Identity Card (RG) no. 6.968.227 SSP/SP, Individual Taxpayer’s Register (CPF) no. 013.784.028 -47, domiciled at Rua Tucumã, 621, apto 61, Pinheiros, São Paulo/SP; Chief Financial Officer and Investor Relations Officer: RUI DE BRITTO ÁLVARES AFFONSO, a Brazilian citizen, married, economist, Identity Card (RG) no. 7.867.051 SSP/SP, Individual Taxpayer’s Register (CPF) no. 013.982.348 -42, domiciled at Alameda dos Anapurús, 550 – ap. 11, Moema São Paulo/SP; Corporate Management Officer: MARCIO SABA ABUD, a Brazilian citizen, married, economist, Identity Card (RG) no. 6.995.916 SSP/SP, Individual Taxpayer’s Register (CPF) no. 042.833.888 -74, domiciled at Rua Almeida Garret, 118, Alto Pinheiros, São Paulo/SP; Technology and Planning Officer: MARCELO SALLES HOLANDA DE FREITAS, a Brazilian citizen, married, civil engineer, Identity Card (RG) no. 8.001.387 -9 SSP/SP, Individual Taxpayer’s Register (CPF) no. 014.301.788 -84, domiciled at Avenida Professora Ana Nastari Brunetti, 134 – Granja Viana, Cotia/SP; Regional Systems Officer: UMBERTO CIDADE SEMEGHINI, a Brazilian citizen, married, electric engineer, Identity Card (RG) no. 4.317.371 -8 SSP/SP, Individual Taxpayer’s Register (CPF) no. 565.811.818 -20, domiciled at Avenida Jacutinga, 352, apto 171, Indianópolis, São Paulo/SP; Metropolitan Officer: PAULO MASSATO YOSHIMOTO, a Brazilian officer, single, civil engineer, Identity Card (RG) no. 5.288.540 SSP/SP, Individual Taxpayer’s Register (CPF) no. 898.271.128 -72, domiciled at Rua Fidalga, 582, Vila Madalena, São Paulo/SP.............................. These minutes, after being approved, were signed by the attending Board Members. Dilma Seli Pena – Chairman, Humberto Rodrigues da Silva, Farrer Jonathan Paul Lascelles Pallin, Manuelito Pereira Magalhães Junior, Mario Engler Pinto Junior, Reinaldo Guerreiro, Roberto Yoshikazu Yamazaki e Antero Paes de Barros Neto. Dilma Seli Pena, Chairman of the Board of Directors. Aleksandra Filipoff Atallah, Secretary of the Board of Directors. DEPARTMENT OF CITIZENSHIP DEFENSE AND JUSTICE. TRADE BOARD OF THE STATE OF SÃO PAULO. I certify the Registration under no. 251.642/07 -0, as of 5/7/07. CRISTIANE DA SILVA F. CORRÊA, General Secretary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: July 30, 2007

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.